Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated May 9, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On May 9, 2007, the Company filed its Report on Form 10-Q for the quarter ended March 31, 2007. The 10-Q Report includes consolidated financial statements for the quarter ended March 31, 2007. Summary 2007 first quarter financial results are as follows: net sales, $109.4 million; operating income, $7.6 million; net income, $2.8 million; and earnings per share, $0.17.

Financial data for our business segments is as follows:

	Three Months Ended March 31,
	2006		2007
	Amount	%	Amount	%
	(In thousands)

Net sales:
Electrical/Wire and Cable Distributors	$32,013	35.3%	$35,682	32.6%
Specialty Distributors and OEMs	48,844	53.8	55,569	50.8
Consumer Outlets	9,941	10.9	18,145	16.6

Total	$90,798	100.0%	$109,396	100.0%

Operating income:
Electrical/Wire and Cable Distributors	$4,959	15.5%	$2,762	7.7%
Specialty Distributors and OEMs	5,708	11.7	4,321	7.8
Consumer Outlets	106	1.1	1,990	11.0

Total	10,773		9,073
Corporate	(946)		(1,431)

Consolidated operating income	$9,827	10.8%	$7,642	7.0%

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Electrical/Wire and Cable Distributors

Net sales for our electrical/wire and cable distributors segment for the three months ended March 31, 2007 were $35.7 million compared to $32.0 million for the three months ended March 31, 2006, an increase of $3.7 million or 11.6%. This increase was due primarily to selling price increases as a result of inflationary increases in raw material prices. There was a decrease in volume of 1.5% primarily due to weaknesses in the residential construction markets. This decline was somewhat offset by strength in the MRO, industrial and commercial construction markets.

Operating income for our electrical/wire and cable distributors segment for the three months ended March 31, 2007 was $2.8 million compared to $5.0 million for the three months ended March 31, 2006, a decrease of $2.2 million, or 44.0%. This decrease was attributed to the rapid drop in copper prices during the end of 2006 and beginning of 2007, which resulted in compressed margins due to the lag in working through our inventory layers, working capital initiatives, plant realignments, and stock compensation expense, offset by the ability to spread fixed costs across a larger revenue base.

Specialty Distributors and OEMs

Net sales for our specialty distributors and OEMs segment for the three months ended March 31, 2007 were $55.6 million compared to $48.8 million for the three months ended March 31, 2006, an increase of $6.8 million, or 13.9%. There was a decrease in volume of 6.2% due to declines in demand from our existing customers, offset by growth and market share gains in our industrial and irrigation channels.

Operating income for our specialty distributors and OEMs segment for the three months ended March 31, 2007 was $4.3 million compared with $5.7 million for the three months ended March 31, 2006, a decrease of $1.4 million or 24.6%. This decrease was primarily due to the rapid drop in copper prices during the end of 2006 and beginning of 2007, which resulted in compressed margins across most business channels due to the lag in working through our inventory layers, working capital initiatives, plant realignments, and stock compensation expense, offset by the ability to spread fixed costs across a larger revenue base.

Consumer Outlets

Net sales for our consumer outlets segment for the three months ended March 31, 2007 were $18.1 million compared to $9.9 million for the three months ended March 31, 2006, an increase of $8.2 million or 82.8%. This increase was due primarily to a volume increase of 43.7% and price increases associated with raw material cost increases. The volume increase was due primarily to an increase in automotive product sales due to improved market conditions compared to 2006 and to initial stocking orders for product line expansions with existing customers in 2007.

Operating income for our consumer outlets segment for the quarter ended March 31, 2007 was $2.0 million compared to $0.1 million for the three months ended March 31, 2006, an increase of approximately $1.9 million . This increase was largely due to strength in demand in our automotive channel, expanded product placement with existing customers, the ability to spread fixed costs across a larger revenue base, improved operational efficiencies due to the plant realignments in 2006 and the ability to secure price increases. This was offset by stock compensation expense and the accrual of management bonuses due to increased profitability.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. Factors that could cause results to differ from expectations include the level of market demand for our products, competitive pressures, economic conditions in the U.S., price fluctuations of raw materials, environmental matters, unknown or unforeseeable events or developments and other specific factors discussed in “Risk Factors.”